# SEC Schedule 13D/A (Amendment No. 7) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Parks! America, Inc., CIK 0001297937
CUSIP: 701455107
Title of class of securities: Common Stock, Par Value $0.001 per share
Address of issuer's principal executive offices: 1300 Oak Grove Road, Pine Mountain, Georgia (GA), 31822
Date of event which requires filing of this statement: 02/14/2025
Amends the filing with accession number 0001793291-20-000003
Filed by CIK 0001793291
Persons authorized to receive notices and communications: Geoff Gannon, Andrew Kuhn, 3838 Oak Lawn Ave., Suite 1000, Dallas, Texas (TX), 75219, (433) 775-1227

## Reporting persons
- Focused Compounding Fund, LP (CIK 0001793291): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 31,322,219; shared voting power 0; sole dispositive power 31,322,219; shared dispositive power 0; aggregate amount beneficially owned 31,322,219 (41.36% of the class)
- Focused Compounding Capital Management, LLC (CIK 0001840586): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 31,322,219; shared voting power 0; sole dispositive power 31,322,219; shared dispositive power 0; aggregate amount beneficially owned 31,322,219 (41.36% of the class)
- Geoff Gannon (CIK 0001840581): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 0; shared voting power 31,322,219; sole dispositive power 0; shared dispositive power 31,322,219; aggregate amount beneficially owned 31,322,219 (41.36% of the class)
- Andrew Kuhn (CIK 0001840584): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 0; shared voting power 31,322,219; sole dispositive power 0; shared dispositive power 31,322,219; aggregate amount beneficially owned 31,322,219 (41.36% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, Par Value $0.001 per share
Name of issuer: Parks! America, Inc.
Address of issuer's principal executive offices: 1300 Oak Grove Road, Pine Mountain, Georgia (GA), 31822
Comment: This Amendment No. 7 amends the statement on Schedule 13D filed with the Securities and Exchange Commission (the "SEC") by Focused Compounding Fund, LP on January 28, 2020, as amended by Amendment No. 1 filed with the SEC on December 15, 2023, as further amended by Amendment No. 2 filed with the SEC on December 22, 2023, as further amended by Amendment No. 3 filed with the SEC on January 10, 2024, as further amended by Amendment No. 4 filed with the SEC on January 30, 2024, as further amended by Amendment No. 5 filed with the SEC on March 4, 2024, and as further amended by Amendment No. 6 filed with the SEC on September 6, 2024 (together, the "Schedule 13D") with respect to the common stock, $0.001 par value per share (the "Common Shares"), of Parks! America, Inc. (the "Company"). Capitalized terms used but not defined in this Amendment No. 7 have the meanings set forth in the Schedule 13D. Except as specifically provided herein, this Amendment No. 7 does not modify any of the information previously reported in the Schedule 13D.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 of the Schedule 13D is hereby amended and supplemented as follows:

On February 14, 2025, Focused Compounding Fund, LP entered into (i) a Stock Purchase Agreement, by and between Focused Compounding Fund, LP and Jeffery Lococo for the purchase of 673,928 Common Shares from Mr. Lococo and (ii) a Stock Purchase Agreement, by and between Focused Compounding Fund, LP and Lisa Brady for the purchase of 193,586 Common Shares from Ms. Brady (together, the "Purchase Agreements"). The Purchase Agreements are in substantially the same form and provide for a purchase price of $0.35 per share.

The aggregate purchase price of $303,629.90 for the 867,514 Common Shares acquired pursuant to the Purchase Agreements on February 14, 2025 was paid with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business).

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

On February 14, 2025, Focused Compounding Fund, LP entered into the Purchase Agreements and purchased an aggregate of 867,514 Common Shares at a price of $0.35 per share, for an aggregate purchase price of $303,629.90. The closing of the purchases pursuant to the Purchase Agreements occurred on February 14, 2025.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Items 5(a)-(c) of the Schedule 13D are hereby amended and restated as provided below:

The percentages used in the Schedule 13D are calculated based upon 75,726,851 Common Shares of the Company outstanding as of February 6, 2025, as reported in the Company's Quarterly Report on Form 10-Q filed with the SEC on February 7, 2025.

See rows (11) and (13) of the cover pages to the Schedule 13D for the aggregate number of Common Shares and percentage of Common Shares beneficially owned by each of the reporting persons. The filing of the Schedule 13D shall not be deemed an admission that the reporting persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any securities of the Company that it or he does not directly own. Each of the reporting persons specifically disclaims beneficial ownership of the securities reported herein that he or it does not directly own.
Number of shares as to which each person has sole or shared power to vote or dispose: See rows (7) through (10) of the cover pages to the Schedule 13D for the number of Common Shares as to which each reporting person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.
Transactions in the class effected during the past sixty days: Other than the purchase by Focused Compounding Fund, LP of 867,514 Common Shares pursuant to the Purchase Agreements as described in this Amendment No. 7 to Schedule 13D, the reporting persons have not entered into any transactions in the Common Shares of the Company during the past sixty days.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 of the Schedule 13D is hereby amended and supplemented as follows:

The description of the Purchase Agreements contained in Item 4 above is incorporated herein by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 99.1: Stock Purchase Agreement, dated February 14, 2025, by and between Focused Compounding Fund, LP and Jeffery Lococo.
Exhibit 99.2: Stock Purchase Agreement, dated February 14, 2025, by and between Focused Compounding Fund, LP and Lisa Brady.

## Signatures
- Focused Compounding Fund, LP: /s/ Andrew Kuhn, Andrew Kuhn/Managing Member of General Partner (02/18/2025)
- Focused Compounding Capital Management, LLC: /s/ Andrew Kuhn, Andrew Kuhn/Managing Member (02/18/2025)
- Geoff Gannon: /s/ Geoff Gannon, Geoff Gannon (02/18/2025)
- Andrew Kuhn: /s/ Andrew Kuhn, Andrew Kuhn (02/18/2025)